EXHIBIT 99.1

Himax Technologies, Inc. Announces Retirement of Chief Technology Officer

TAINAN, Taiwan, July 01, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced Chief Technology Officer and Senior Vice President Mr. Chih-Chung Tsai has retired from his current position effective June 30, 2016 after 15 years of service and 11 years as the Company’s CTO. Mr. Tsai will remain with the Company and assume the position of vice chairman of Himax Technology Limited, a wholly-owned subsidiary of the Company in Taiwan.

Mr. Tsai has transferred his duties to designated company-wide functional business segment leaders who will report directly to Chief Executive Officer and President Jordan Wu. The Company currently has no plan to announce a replacement CTO role.

"Chih-Chung is a founding member and has represented technological excellence at the cutting edge of semiconductor innovation during his 15 years with Himax," stated Jordan Wu, Chief Executive Officer and President of Himax Technologies, Inc. "As CTO for the past 11 years, his leadership, intelligence and commitment ensured our success in providing valuable solutions to our customers and maintaining our competitive advantages. Chih-Chung will remain with our Himax family and we believe that we will continue to benefit greatly from his experience and expertise."

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,819 patents granted and 511 patents pending approval worldwide as of March 31, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
John Mattio, Founder
Lamnia International, LLC.
Tel: +1 (203) 885 -1099
Direct: +1 (203) 885 -1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com